LEAD INVESTOR



Icelene Jones, Ol' Dirty Bastard Estate

As the Administrator of the Estate of Ol' Dirty Bastard, I have been working with Four Screens for the past 10 years. I am excited to have the opportunity to invest in this growing management, development, and production business that also has a social mission. The team at Four Screens have an unique understanding that diversity in entertainment is profitable. Messiah Jacobs and Nicole Beckett are a world class team focused on building a diversity driven media company.

Invested $50,000 this round

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